UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Comverge, Inc.

(Name of Subject Company (Issuer))

Peak Merger Corp.

(Name of Filing Person – Offeror)

Peak Holding Corp.

(Name of Filing Person – Offeror)

H.I.G. Bayside Debt & LBO Fund II, L.P.

H.I.G. Bayside Advisors II, LLC

H.I.G.-GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Name of Filing Persons – Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Brian Schwartz

Richard H. Siegel, Esq.

1450 Brickell Avenue

31st Floor

Miami, Florida 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.

Michael H. Weed, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$48,257,741.73	$5,530.34

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 27,511,443 shares of Comverge, Inc. common stock. The transaction value also includes the aggregate offer price for 112,169 shares issuable pursuant to outstanding options with an exercise price less than $1.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $1.75 minus the weighted average exercise price of such options.

(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 27, 2011, by multiplying the transaction value by 0.0001146

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $5,530.34	Filing Party: Peak Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: April 11, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transactions subject to Rule 13e-3.

☑ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock (the “Shares”), par value $0.001 per share of Comverge, Inc., a Delaware corporation (“Comverge”), at a price of $1.75 per share, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated April 11, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

The subsequent offering period for the Offer expired at 11:59 p.m., New York City time, on Monday, May 14, 2012. The Depositary (as defined in the Offer to Purchase) has advised Parent and Purchaser that a total of 17,972,755 Shares had been validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period, representing approximately 65.0% of the outstanding Shares. Pursuant to the terms of the Offer, as of May 15, 2012, Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the subsequent offering period, and the consideration for all such Shares either has been paid or promptly will be paid.

On May 15, 2012, pursuant to the terms of the Merger Agreement (as defined in the Offer to Purchase), Purchaser exercised its top-up option to purchase, at a per share price equal to the Offer Price, 69,310,020 newly issued shares of Comverge’s common stock (the “Top-Up Option Shares”), which brought Purchaser’s ownership of Comverge’s common stock, when combined with the Shares acquired by Purchaser in the Offer during the initial offering period and subsequent offering period, to more than 90% of the Shares outstanding after such purchase. The aggregate purchase price of $121,292,535 for the Top-Up Option Shares was paid by Purchaser partially in cash in an amount equal to the aggregate par value of the Top-Up Option Shares and partially by a promissory note for the remaining amount. Comverge offered and sold the Top-Up Option Shares as a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

In accordance with the Merger Agreement and Delaware law, Parent and Purchaser expect to effect a short-form merger (the “Merger”), without the need for a meeting of, or any action by (other than Purchaser), Comverge’s stockholders as promptly as practicable. In the Merger, Purchaser will merge with and into Comverge, with Comverge continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than (i) Shares then owned by Parent, Purchaser, Comverge or any of their respective direct or indirect subsidiaries and (ii) Shares that are held by any Comverge stockholders who are entitled to and properly demand appraisal in connection with the Merger) will be cancelled and convert into the right to receive a cash payment in an amount equal to the Offer Price. The Colbent Corporation, acting as the paying agent for the Merger, will mail to the remaining former stockholders of Comverge materials necessary to exchange their former Shares for such payment. May 15, 2012 is the last day Shares will trade on the Nasdaq Global Market.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012

PEAK MERGER CORP.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

PEAK HOLDING CORP.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P. By: H.I.G. Bayside Advisors II, LLC Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 11, 2012 in the New York Times*

(a)(1)(G)	Press Release issued by Comverge, Inc. on March 26, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on April 11, 2012 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(1)(I)	Press Release issued by H.I.G. Capital, LLC on May 9, 2012*

(a)(1)(J)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on May 10, 2012*

(a)(5)(A)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al. (incorporated by reference to Exhibit (a)(12) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(B)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al. (incorporated by reference to Exhibit (a)(13) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(C)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al. (incorporated by reference to Exhibit (a)(14) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(D)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al. (incorporated by reference to Exhibit (a)(17) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(E)	Complaint filed April 3, 2012 in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(18) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(F)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(15) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(G)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young? et al. (incorporated by reference to Exhibit (a)(16) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(H)	Verified Consolidated Amended Class Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned In re Comverge, Inc. Shareholders Litigation*

(a)(5)(I)	Verified Class Action Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned Cunningham v. Comverge, Inc. et al.*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

Exhibit No.	Description

(d)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit (e)(2) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(d)(3)	Note Purchase and Security Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(4)	Amendment No. 1 dated April 18, 2012 to the Note Purchase Agreement and Security Agreement, dated as of March 26, 2012, by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein*

(d)(5)	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries and Partners for Growth III, L.P. (incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 9, 2011)*

(d)(6)	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Grace Bay Holdings II, LLC, Bayside Capital, Inc., Sami Mnaymneh and Anthony Tamer on February 27, 2012)*

(d)(7)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Grace Bay Holdings II, LLC, and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(8)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(9)	Non-Disclosure Agreement, dated as of November 15, 2011, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(d)(10)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(d)(11)	Modification, dated April 3, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit (e)(7) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(d)(12)	Modification, dated April 18, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

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